Milbank, Tweed, Hadley & McCloy LLP

28 Liberty Street

New York, New York 10005

Via EDGAR

June 16, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Vantage Drilling International

Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Vantage Drilling International (the “Company”), we are transmitting for filing with the Securities and Exchange Commission (the “Commission”) in electronic form the registration statement on Form S-1 (the “Registration Statement”) of the Company and certain of its subsidiaries (as specified therein) as co-registrants (the “Co-Registrants”) relating to the registration under the Securities Act of 1933, as amended, of up to 2,665,458 units of the Company’s stapled securities (representing ordinary shares, par value $0.001 per share, of the Company and 1%/12% Step-Up Senior Secured Third Lien Convertible Notes due 2030 (the “Notes”) of the Company, including the guarantees thereof by the Co-Registrants) that may be offered from time to time by certain security holders of the Company.

We would note to the staff of the Commission that while certain of the collateral under the indenture governing the Notes (the “Indenture”) is comprised of securities of subsidiaries of the Company which may, in certain cases, trigger the disclosure requirements under Rule 3-16 of Regulation S-X to provide separate financial statements for such subsidiaries, the Company, with the consent of the holders of the Notes, is in the process of releasing such collateral from the lien of the Indenture, and accordingly has not included such standalone financial statements in the Registration Statement.

Should you have any questions regarding the Registration Statement, please feel free to contact Sam Badawi at (212) 530-5565 or sbadawi@milbank.com, or Rod Miller at (212) 530-5022 or rdmiller@milbank.com.

Very truly yours,

/s/ Paul E. Denaro

Paul E. Denaro, Esq.

cc:	Douglas G. Smith (Chief Financial Officer and Treasurer)
Douglas E. Stewart (Vice President, General Counsel and Corporate Secretary)